Exhibit 99.1

XING’s Subsidiary Partners with Huawei Technologies Co. Ltd. to Supply China Unicom with its
Fixed Wireless Telephone Products

     HUIZHOU, Guangdong, China, Dec. 20 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq:XING) today announced that its subsidiary, Hui Zhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”), in association with its distributor, has made an arrangement with Huawei Technologies Co. Ltd. (“Huawei”), a leading solution provider for telecommunication networks in China, to supply China Unicom, a mobile phone network operator, with certain fixed wireless telephone products. HZQXCI has received from Huawei an initial order of 3,000 units.

     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal, said, “I am very pleased that Huawei, a world renowned company, had chosen to associate us in its solution package to China Unicom. The products we are supplying to China Unicom are to be used mainly as pay phones on college campuses. The arrangement provides for the shipment by HZQXCI of up to 300,000 units of fixed wireless telephone sets via Huawei within 12 months of the initial order. The amount would be about US$30 million in terms of sales revenue to the Company.

     “Recognized as a leading developer and supplier of fixed wireless telephone sets in China, HZQXCI has established direct and indirect relationships with branches of mobile phone network operators China Mobile and China Unicom in more than 20 provinces, thus facilitating product distribution all over China through their channels.

     “On the basis of existing agreements with distributors and mobile communication carriers, we forecast that, for 2005, the sales revenue of fixed wireless telephone products for XING could reach US$50 million.”

     About Fixed Wireless Phones

     Fixed wireless phones are physically designed like conventional land-line phones and plug into a wall outlet for power. However, rather than a landline connection they include a cellular radio for connecting to a cell tower. That allows for more in-house portability, as well as far greater ease of installation, especially in areas with dense buildings, public telephones pavilions and less developed and rural areas which do not yet have an extensive landline infrastructure, as still in many parts of today’s China. The service charge rate for fixed wireless phones is comparable to that of land-line phones.

     About Huawei Technologies Co., Ltd.

     Established in 1988 and headquartered at Shenzhen, Guangdong Province, China, Huawei Technologies is a private high-tech enterprise which specializes in research and development (R&D), production and marketing of communications equipment, providing customized network solutions for telecom carriers in different areas. Huawei’s contracted sales in 2003 reached 3.83 billion USD, among which 1.05 billion USD came from international sales. Huawei’s customers include China Telecom, China Mobile, China Netcom, China Unicom as well as BT, NEUF Telecom, AIS, Telefonica, SingTel, Hutchison Global Crossing, PCCW HKT, SUNDAY, Etisalat (UAE), Telemar (Brazil), Rostelecom (Russia), etc.

http://www.huawei.com/index.shtml

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com

     SOURCE Qiao Xing Universal Telephone, Inc.

     -0-12/03/2004

     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /

     /Web Site: http://www.cosun-xing.com /

     (XING)